

SECURIT... SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-51615

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

J. SCOTT SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Indiana Street, Suite 200
(No. and Street)

Golden	CO	80401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Scott	(303) 273-0100
	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400	ENGLEWOOD	CO	80237
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 04 2005
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
MAR 07 2005
WASH. D.C. 179 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John A. Scott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of J. Scott Securities, Corp., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President/CEO

Title

Susan M. Pitts

Notary Public


SUSAN M. PITTS
NOTARY
7/27/08
PUBLIC
STATE OF COLORADO

This report** contains (check all applicable boxes):

- [X] a. Facing page.
- [X] b. Statement of Financial Condition.
- [X] c. Statement of Income (Loss).
- [X] d. Statement of Cash Flows.
- [X] e. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] f. Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] g. Computation of Net Capital.
- [ ] h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] i. Information Relating to the Possession or Control Requirement under Rule 15c3-3.
- [X] j. A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
- [ ] k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [X] l. An Oath or Affirmation.
- [ ] m. A Copy of the SIPC Supplemental Report.
- [ ] n. A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. SCOTT SECURITIES CORP.

Table of Contents

Page

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

Accompanying Information

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission 10

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 11

J. SCOTT SECURITIES CORP.

Financial Statements
and
Independent Auditors' Report
December 31, 2004

EKS&H

Ehrhardt
Keefe
Steiner &
Hottman PC

Certified Public Accountants
and Consultants



Ehrhardt
Keefe
Steiner &
Hottman PC

Certified Public Accountants
and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
J. Scott Securities Corp.
Golden, Colorado

We have audited the accompanying statement of financial condition of J. Scott Securities Corp. as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Scott Securities Corp. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedule is presented only for supplementary analysis purposes and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner & Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 15, 2005
Denver, Colorado

7979 E. Tufts Avenue, Suite 400 Denver, Colorado 80237-2843
303 740-9400 Fax 303 740-9009

Member of the Leading Edge Alliance, DFK & PKF International - Affiliations of Firms Providing Services in Cities Worldwide

J. SCOTT SECURITIES CORP.

Statement of Financial Condition
December 31, 2004

Assets

Assets		
Cash and cash equivalents	$	74,904
Commissions receivable		64,844
Furniture and equipment, net of accumulated depreciation of $25,482		8,735
Deposits		25,032
Total assets	$	173,515

Liabilities and Stockholder's Equity

Liabilities		
Commissions payable	$	65,191
Accounts payable and accrued expenses		69,315
Total liabilities		134,506
Commitments		
Stockholder's equity		
Common stock; no par value, 20,000 shares authorized; 1,000 shares issued and outstanding		-
Preferred stock; $10 par value, 100,000 shares authorized; no shares issued and outstanding		-
Retained earnings		39,009
Total stockholder's equity		39,009
Total liabilities and stockholder's equity	$	173,515

See notes to financial statements.

J. SCOTT SECURITIES CORP.

Statement of Operations
For the Year Ended December 31, 2004

Revenue	
Commissions	$ 2,021,541
Expenses	
Salaries and employee benefits	563,514
Commissions	288,604
Clearance costs	169,781
Other operating	88,065
Regulatory fees	62,727
Professional services	52,429
Rent	42,177
Depreciation	2,953
Total expenses	1,270,250
Income before income taxes	751,291
Income tax expense	(277,978)
Net income	$ 473,313

See notes to financial statements.

J. SCOTT SECURITIES CORP.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2004

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balance - December 31, 2003	1,000	$ -	$ 62,659	$ 62,659
Net income	-	-	473,313	473,313
Dividends paid	-	-	(496,963)	(496,963)
Balance - December 31, 2004	1,000	$ -	$ 39,009	$ 39,009

See notes to financial statements.

J. SCOTT SECURITIES CORP.

Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities	
Net income	$ 473,313
Adjustment to reconcile net income to net cash provided by operating activities	
Depreciation	2,953
Changes in assets and liabilities	
Commissions receivable	(64,844)
Employee advance	3,000
Deposits	68
Commissions payable	54,229
Accounts payable and accrued expenses	60,162
	55,568
Net cash provided by operating activities	528,881
Cash flows from investing activities	
Purchase of equipment	(9,402)
Net cash used in investing activities	(9,402)
Cash flows from financing activities	
Dividends paid	(496,963)
Net cash used in financing activities	(496,963)
Net increase in cash and cash equivalents	22,516
Cash and cash equivalents - beginning of year	52,388
Cash and cash equivalents - end of year	$ 74,904

Supplemental disclosure of cash flow information:

The Company paid $277,978 for income taxes to its parent.

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

J. Scott Securities Corp. (the Company) was incorporated in March 1999 in Colorado and is a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act). Its principal activities are executing trades for its customers.

The Company operates pursuant to Rule 15c3-3(k)(2)(B) of the Act and does not carry customer accounts or clear customer transactions. Accordingly, all transactions are executed and cleared on behalf of the Company by the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation (Pershing) on a fully disclosed basis. The Company's agreement with Pershing provides that, as clearing broker, Pershing will keep such records of the transactions effected and cleared in the customer accounts as are customarily kept by a clearing broker pursuant to Rules 17a-3 and 17a-4 of the Act and perform all services customarily incident thereto. All customer funds and securities received, if any, are transmitted directly to Pershing. Therefore, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

The Company is part of a group of companies affiliated by common ownership. Accordingly, these affiliations and other related party disclosures must be taken into consideration in reviewing the accompanying financial statements. The operating results of the Company could vary significantly from those that would have been obtained had the Company operated independently.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions it invests with.

Commissions Receivable

Commissions receivable are recorded as trades are executed, on a trade date basis. The Company has not provided a reserve for uncollectible accounts, as management believes all receivables are fully collectible. The Company's receivables are concentrated primarily in commissions receivable from Pershing and REIT and other fixed income securities.

Furniture and Equipment

Furniture and equipment is stated at cost. Depreciation is provided utilizing accelerated methods over the estimated useful lives for owned assets, ranging from 5 to 7 years.

Deposits

Deposits include $25,000 deposited with Pershing to offset certain risks assumed by Pershing related to clearing and settling securities and cash transactions on behalf of the Company's customers.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company files a consolidated return with its parent. Income tax expense (benefit) is allocated based on the Company's proportionate share of income or loss included in the consolidated return. The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. There are no significant differences that will result in deferred tax assets and liabilities.

Revenue Recognition

Revenue from stock transactions is recorded on a trade date basis, which is the date that a transaction is executed. The Company recognizes revenue from life insurance contracts upon the issuance of the underlying life insurance policy.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses advertising costs as incurred.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, commissions receivable, deposits, commissions payable, accounts payable and accrued expenses approximated fair value as of December 31, 2004 because of the relatively short maturity of these instruments.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis.

Note 2 - Net Capital Requirements (continued)

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of December 31, 2004, the net capital data is as follows:

Net Capital	Minimum Capital Requirement	Aggregate Indebtedness	Capital Ratio
$ 28,238	$ 5,000	$ 134,506	5 : 1

Note 3 - Commitments

Operating Leases

The Company entered into a lease agreement through June 2007 with its parent company for its offices. The monthly rent is approximately $2,750 subject to increases based upon the consumer price index. The Company also leased various office equipment under separate operating leases.

Rent expense under all operating leases was $42,177 for the year ended December 31, 2004.

Minimum lease payments are approximately as follows:

Year Ending December 31,	
2005	$ 32,800
2006	33,300
2007	16,700
	$ 82,800

Litigation

The Company filed a suit against a former employee and her new employer for breach of contract and certain other allegations. The former employee has filed a counterclaim for unspecified damages. The results of the claims, if any, cannot be determined at this time and the accompanying financial statements do not reflect the outcome of this uncertainty.

Note 4 - Related Party Transactions

Salaries and employee benefits for the year ended December 31, 2004 includes approximately $261,000 in allocated salaries of certain officers and employees who performed duties for affiliated companies in addition to the services they provided to the Company. Payroll is allocated between 10 percent and 75 percent of total salaries earned by the officers and employees.

ACCOMPANYING INFORMATION

J. SCOTT SECURITIES CORP.

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2004

Net capital		
Total stockholder's equity	$	39,009
Deductions and/or charges		
Furniture and equipment, net		8,735
Deposits		32
Commissions receivable (over 30 days)		2,004
Net capital	$	28,238
Computation of basic net capital requirements		
Minimum net capital required	$	5,000
Net capital in excess of minimum requirement	$	23,238
Ratio of aggregate indebtedness to net capital		5 : 1
Aggregate Indebtedness		
Commissions Payable	$	67,710
Accounts payable and accrued expenses		66,796
Total Aggregate Indebtedness	$	134,506
Reconciliation With Company's Computation		
Net capital as reported in the Company's Part II FOCUS report (unaudited)	$	44,243
Overstatement of cash and cash equivalents		(6,894)
Understatement of commissions receivable		8,477
Overstatement of commissions receivable (over 30 days)		3,270
Understatement of accounts payable and accrued expenses		(20,858)
Net capital as reported above	$	28,238
Total aggregate indebtedness as reported in the Company's Part II FOCUS report (unaudited)	$	113,648
Understatement of accounts payable and accrued expenses		20,858
Total aggregate indebtedness reported above	$	134,506



Ehrhardt
Keefe
Steiner &
Hottman PC

Certified Public Accountants
and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors and Stockholder
J. Scott Securities Corp.
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedules of J. Scott Securities Corp. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7979 E. Tufts Avenue, Suite 400 Denver, Colorado 80237-2843
303 740-9400 Fax 303 740-9009

Member of the Leading Edge Alliance, DFK & PKF International - Affiliations of Firms Providing Services in Cities Worldwide

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted the following matters involving the control environment and accounting procedures and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of J. Scott Securities Corp. for the year ended December 31, 2004, and this report does not affect our report thereon dated February 15, 2005. The Company did not supervise the accounting procedures being performed sufficient to realize that certain cash accounts were improperly reconciled and certain accruals were not properly accounted for which, resulted in significant differences between the Company's computation of aggregate indebtedness and net capital pursuant to Rule 15c3-1 and the audited computation. The Company has since corrected the errors and management has informed us that it is now more closely supervising the bookkeeping process in an effort to ensure accurate record keeping. Our consideration of internal control indicated that the Company was in compliance with the conditions for exemption under Paragraph (k) (2) (B) of Rule 15c-3-3, and no facts came to our attention indicating that such conditions had not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives, except as described in the preceding paragraph.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner & Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 15, 2005
Denver, Colorado